SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
THEREUNDER
(AMENDMENT NO. 1)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF SUBJECT COMPANY)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF PERSON(S) FILING STATEMENT)
ORDINARY SHARES OF 10P EACH AND AMERICAN DEPOSITARY SHARES
REPRESENTING 10P EACH
(TITLE OF CLASS OF SECURITIES)
ORDINARY SHARES (GB0001662252)
AMERICAN DEPOSITARY SHARES (US1321481079)
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOHN ASTON
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
MILSTEIN BUILDING
GRANTA PARK
CAMBRIDGE CB1 6GH
+44 (0)1223 471 471
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
WITH COPIES TO:
MARK R. UHRYNUK
MAYER, BROWN, ROWE & MAW LLP
11 PILGRIM STREET
LONDON EC4V 6RW
+44 (0) 20 7248 4282
This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☒ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*

$427,428,772	$45,735

*For purposes of calculating the filing fee pursuant to Rule 0-11 (d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,200, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on 15 May 2006, of £1 = $1.8836, which yields $427,428,772, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document (as defined below).
☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
AMOUNT PREVIOUSLY PAID: $45,735
FORM OR REGISTRATION NO.: Schedule TO / 13E-3
FILING PARTY: AstraZeneca PLC/AstraZeneca UK Limited
DATE FILED: 23 May 2006

This Amendment No. 1 (the “Amendment”) amends the Schedule 13E-3 initially filed with the Securities and Exchange Commission on May 23, 2006 by Cambridge Antibody Technology Group plc, a public limited company incorporated under the laws of England and Wales (“CAT”), relating to a tender offer by AstraZeneca UK to purchase (i) all of the issued and to be issued ordinary shares, nominal value £0.10 each (the “CAT Shares”), and (ii) American Depositary Shares, each representing on CAT Share and evidenced by American Depositary Receipts of CAT.
The Amendment amends Item 11 of the Schedule 13E-3 as follows:

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Item 11(a) has been amended to include the following:
(a)	As of May 23, 2006, AstraZeneca PLC beneficially owned an aggregate of 15,817,983 CAT Shares, representing approximately 29.7% of the entire issued share capital of CAT (or 16,008,552 CAT Shares, representing approximately 30.1% of the entire issued share capital of CAT, if irrevocable undertakings are included).
Item 11(b) has been amended to include the following:
(b)	Based on its filings with the SEC, on May 23, 2006, 5,600,000 CAT Shares were purchased by or on behalf of AstraZeneca PLC and AstraZeneca UK at a price of 1,320 pence per share in market purchases on the London Stock Exchange. These purchases were funded by existing cash balances and working capital of AstraZeneca PLC and AstraZeneca UK.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John Aston

Name: John Aston
Title: Chief Financial Officer
Date: 25 May 2006

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